December 7, 2018

Alexey Margolin
Chief Executive Officer
Allena Pharmaceuticals, Inc.
One Newton Executive Park, Suite 202
Newton, MA 02462

       Re: Allena Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed December 3, 2018
           File No. 333-228656

Dear Dr. Margolin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Daniel A. Lang